

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 26, 2017

Via E-mail
Paul M. Jolas, Esq.
Senior Vice President
U.S. Concrete, Inc.
331 North Main Street
Euless, TX 76039

>   **Re: U.S. Concrete, Inc.
>   Registration Statement on Form S-4
>   Filed June 2, 2017
>   File No. 333-218450**

Dear Mr. Jolas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will not be in a position to take action on the above-captioned registration statement until you clear staff comments on our review of your Form 10-K for the year ended December 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Kerry Berchem, Esq.
        Garrett DeVries, Esq.
        Sean Gurgle, Esq.